Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

April 29, 2016

VIA EDGAR CORRESPONDENCE

Mr. Min S. Oh

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Mr. Oh:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “Amendment”), on Form N-1A (Accession Number: 0001193125-16-487566) with the Securities and Exchange Commission (the “Commission”) on March 1, 2016, relating to Transamerica Government Money Market (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant via telephone on April 15, 2016.

The Staff noted that all comments to the Fund’s summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to all relevant Prospectuses for the Registrant.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

General Prospectus Comments

1.	Principal Investment Strategies: Please revise the first sentence of the Principal Investment Strategies to add “plus borrowing” as noted below:

“The fund’s sub-adviser, Aegon USA Investment Management, LLC (the “sub-adviser”), invests at least 99.5% of the fund’s total assets, plus borrowing, in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized as described above.”

Response: The Registrant believes the current disclosure is consistent with the Staff’s guidance with the respect to the application of Rule 35d-1 to government money market fund.

2.	Principal Risks: Please consider deleting the following introductory paragraph to the Principal Risks section, in order to remain consistent with the instruction on Form N-1A for Item 4(b).

“You should also be aware that TAM and its affiliates are under no obligation to provide financial support to the fund or take other measures to ensure that you do not lose money on your investment in the fund. You should not invest in the fund with the expectation that any such action will be taken.”

Response: The Registrant believes the current disclosure is consistent with Item 4(b) of Form N-1A, and therefore respectfully declines to take this comment.

3.	Principal Risks: Please consider consolidating the “Manager” risk factor and the “Portfolio Management” risk factor disclosures to form a single risk factor.

Response: The Registrant has combined the two risk factors into a single “Management” risk.

4.	Performance: Please consider supplementing the following disclosure in order to clarify the reference to “any limitation:”

“Absent any limitation of the portfolio’s expenses, total returns would be lower.”

Response: The Registrant believes the disclosure is accurate, and therefore respectfully declines to take this comment.

5.	Performance: Please consider deleting the third paragraph under Performance, and the first and third after the Average Annual Total Returns Table, in order to clarify whether the information presents performance returns as of 10 years or since the Fund’s inception.

Response: The Registrant believes the disclosure is accurate, and therefore respectfully declines to take this comment.

6.	Performance: The Staff notes that only returns before taxes should be disclosed for money market funds, pursuant to
Item 4(b)(2)(iii) of Form N-1A. Please revise the performance disclosure accordingly.

Response: The Registrant has made revisions consistent with the Staff’s comment.

7.	Purchase and Sale of Fund Shares: Please expand the last sentence of the first paragraph in order to disclose the minimum subsequent investment in Class I shares.

Response: The Registrant notes that there is no minimum subsequent for Class I shares and this information is made available in the combined prospectuses in the Rule 485(b) filing under the Opening an Account – Minimum Investment section.

8.	More on Principal Risks: Please confirm with the Staff that this section only describes principal risks. If so, please make sure that each principal risk appears in one or more summary prospectuses. Alternatively, if non-principal risks are included, describe them as such and put them in a separate section.

Response: The Registrant so confirms.

9.	Shareholder Information – Investment Manager: Please revise “Advisory Fees Paid for the Fiscal Year Ended October 31, 2015” to state “Management Fees Paid for the Fiscal Year Ended October 31, 2015” in order to remain consistent with other references in the Prospectuses.

Response: The Registrant notes that, prior to March 1, 2016, the Fund paid investment advisory and administrative services fees pursuant to separate agreements. The Registrant believes the disclosure is accurate, and therefore respectfully declines to take this comment.

10.	Shareholder Information – Investment Manager: Please confirm that the Fund paid an advisory fee of 0.00% as a percentage of its average daily net assets for the fiscal year ended October 31, 2015.

Response: The Registrant so confirms.

11.	Shareholder Information: Please provide the fees to be paid to the Investment Manager effective May 1, 2016.

Response: The Registrant notes that the following disclosure is in the Prospectuses: “Effective March 1, 2016, the fund pays a combined management fee to TAM.” The Registrant believes the disclosure is accurate, and therefore respectfully declines to take this comment.

12.	Shareholder Services And Policies – Additional Information: Please consider deleting the following sentence in its entirety:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.”

If the Registrant wishes to retain the disclosure, please remove the word “explicitly” from the sentence.

Response: The Registrants believe that the disclosure is accurate, and therefore respectfully decline to take this comment.

Statement of Additional Information

13.	Management of the Trusts – Board Members and Officers: Please include only the directorships of each Board Member held during the past five years, in order to remain consistent with the requirements of Form N-1A.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.	Management of the Trusts – Board Members and Officers: Please disclose each Board Member’s and each Officer’s current age rather than the year of birth.

Response: The Registrant has made revisions consistent with the Staff’s comment.

15.	Management of the Trusts –Trustee Compensation: Please format the Compensation Table in order to remain consistent with the requirements of Form N-1A.

Response: The Registrant has made revisions consistent with the Staff’s comment.

16.	Further Information about the Trust and the Funds –Derivative and Direct Actions: Please provide the basis under Delaware or Federal Law for the disclosure in the second and fourth paragraphs under the heading Derivative and Direct Actions. Additionally, please confirm whether this new disclosure is intended to apply to both current and prospective shareholders. If it applies to current shareholders, please provide the basis under Delaware or Federal Law.

Response: The Registrant notes that it is organized as a Delaware statutory trust established under an Amended and Restated Declaration of Trust (the “Declaration”) dated as of December 10, 2015. The noted

disclosure contained in the Statement of Additional Information is a summary of the relevant provisions of the Declaration. The Declaration was approved by the Board of Trustees of the Registrant. The Board of Trustees has the authority to amend the Declaration without the approval of shareholders, except in limited specified circumstances. Every shareholder, by virtue of purchasing shares and becoming a shareholder, agrees to be bound by the terms of the Declaration. The Registrant believes that the provisions related to derivative and direct actions as set forth in the Declaration are permitted under the Delaware Statutory Trust Act. The Registrant also believes that these provisions protect and benefit shareholders and are consistent with the Federal Securities Laws. In this regard, it is noted that the Declaration provides that “[n]o provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any Shareholder right of action expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-1574 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

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